

August 3, 2010

Gary DeRoos
Chief Executive Officer
Citadel EFT, Inc.
1100 Irvine Boulevard, Suite 322
Tustin, California 92780

> **Re:** **Citadel EFT, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed July 20, 2010**
> **File No. 333-164882**

Dear Mr. DeRoos:

We have reviewed the amendment to your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Cover Page</u>

1. It does not appear that you revised your filing in response to comment three in our letter dated June 14, 2010. Please move the legend required by Item 501(b)(10) of Regulation S-K ("The information in this preliminary prospectus is not complete and may be changed….") from its current position on the cover page of the registration statement (page 2 of your filing) to the outside front cover page of the prospectus (page 3 of your filing).

<u>Directors, Executive Officers, Promoters and Control Persons, page 23</u>

<u>Transactions with Related Persons.., page 24</u>

2. We note your statement in this section that Mr. DeRoos' loan to the company "has no specific terms for repayment, other than a verbal agreement between the company and Mr. DeRoos that the loan will be paid back once [y]our web strategy and acquisition

plans, as [you] describe above in [y]our Plan of Operations subsection of [y]our MD&A section, has been completed…." We also note that you have revised your Plan of Operations to reflect that you no longer plan to acquire a business in the next 12 months. Please revise your disclosure to indicate how, if at all, this change to your Plan of Operations has affected your agreement to repay Mr. DeRoos' loan.

Item 15. Recent Sales of Unregistered Securities, page 34

3.   In response to comment two in our letter dated June 14, 2010, you revised your disclosure in Note 6 of your Notes to Financial Statements to state that 38 persons received 466,000 shares of your common stock between September 1, 2009 and December 31, 2009. However, in Item 15 you state that 45 persons received 466,000 shares of your common stock in December 31, 2009, and on page 30 you state that between September 1, 2009 and December 31, 2009 you issued 466,000 shares of common stock of five persons. Please revise your disclosure so that it is consistent with respect to the number of recipients of these shares, as well as the time period during which such shares were issued.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Jason Niethamer, Assistant Chief Accountant, at (202) 551-3855 or Jim Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 if you have any questions regarding the financial statements and related matters. Please contact Lilyanna L. Peyser, Attorney Advisor, at (202) 551-3222, Mara Ransom, Legal Branch Chief, at (202) 551-3264, or me at (202) 551-3725 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Diane D. Dalmy, Esq.
       Via Facsimile